FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Enterra Energy Trust ("Enterra")
Suite 2700, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

2.

Date of Material Change:

May 9, 2008

3.

News Release:

The news releases reporting the material change were released on May 9 and May 12, 2008 through the services of Marketwire.

4.

Summary of Material Change:

Enterra announced that it has signed new definitive midstream marketing contracts with two separate third party midstream companies that purchase production from some of Enterra’s properties in Oklahoma.  The contracts are effective January 1, 2008 and will have a significant positive impact on revenue and reserve value.

5.

Full Description of Material Change:

See attached Schedules “A” and “B”.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information:

Not Applicable.

8.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Blaine Boerchers
Chief Financial Officer
Telephone: (403) 263-0262 or (877) 263-0262
E-mail: bboerchers@enterraenergy.com

9.

Date of Report:

May 20, 2008.

Schedule “A”

Enterra Energy Trust Announces Positive Impact of Revised Midstream Marketing Contract

Calgary, Alberta – (Marketwire – May 9, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has signed a new definitive midstream marketing contract with a third party midstream company that purchases production from some of the Trust’s Oklahoma properties.

The new contract covers approximately 18% of Enterra’s gas production in Oklahoma, and has a retroactive effective date of January 1, 2008. Improved terms include an 18% improvement in effective gas pricing, which would add $9.6 million to the value of the Trust’s proved plus probable reserves that were reported at our 2007 year end.

Gas from the Trust’s Oklahoma based production contains significant quantities of natural gas liquids, the value of which has risen dramatically along with the price of oil.  By establishing new contract terms, the Trust will benefit from improved price recognition for the high heat value of its gas.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Schedule “B”

Enterra Energy Trust Further Increases Revenue and Reserves Value
with a Second Revised Midstream Marketing Contract

Calgary, Alberta – (Marketwire – May 12, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has signed a revised contract with a second midstream company that provides marketing services for some of the Trust’s Oklahoma production.  The renegotiated contract, effective January 1, 2008, has an extended term and covers an expanded area of production. It will have a significant positive impact on revenue and reserve value.

•

61% of Enterra’s gas production in Oklahoma affected;

•

24% improvement in effective gas pricing for production covered by this contract;

•

10% increase in the total value of the Trust’s proved plus probable reserves (based on NPV 10% at December 31, 2007, excluding properties sold subsequent to year end).

Jim Tyndall, Enterra’s Chief Operating Officer said, “We have been working diligently in the new year to renegotiate existing contracts between Enterra and its midstream marketers.  This new contract adds substantial revenue from our high heat value natural gas, and would add $41.2 million to the value of our 2007 year end proved plus probable reserves.  We are pleased to have achieved this result.”

With the $9.6 million added by the contract announced on May 9, 2008, Enterra’s total proved plus probable reserve value would increase by approximately 12% to $481 million.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.